KINGS ROAD ENTERTAINMENT
                              447-B N Doheny Drive
                         Beverly Hills, California 90210
                      Tel: 310 278 9975 / Fax: 310 278 9975
                              GeraldineKREN@aol.com

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                                                                July 8, 2005

Ms. Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Mail Stop 03-05
Washington, DC 20549

Ms. Claire Lamoureux
Division of Corporate Finance
Securities and Exchange Commission

Dear Ladies,

Thank you for your review of our filings and your comments thereon as contained in your letter dated June 20, 2005. We will undertake to implement your recommendations in the filing of our Form 10-KSB as is it being prepared for the year ended April 30, 2005.

Our specific responses to each of your comments are as follows:

Financial Statements
--------------------
Statements of Cash Flows
------------------------

1. In all future filings we will classify cash outflows for film development costs as an operating activity pursuant to paragraph 55 of SOP 00-02.

Notes to Financial Statements
-----------------------------
Note 1. Significant Accounting Policies
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-General
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2. Our accounts receivable are comprised of accrued royalties from the distribution of the music and films developed by our company. If the actual amount earned by us is known when we prepare our accounting, we accrue that amount. However, our film and music distributors often do not report or pay the royalties they owe us until well beyond the due date of our filings. In that case we accrue the estimated amount of royalties which we expect to collect for the period. The accrual is computed based upon the historical receipts from the distributor for the financial period being reported. Therefore the accrual is net of any estimated uncollectible amounts so no additional allowance is required.

We assume that you mean April 30, 2004 when you ask about the allowance. There is no allowance at April 30, 2004 because at the time the $166,906 was accrued all amounts had been collected and reported by the distributors. There was no doubt of collection.

In our April 30, 2005 financial statements, we will expand our disclosure to explain the allowance for doubtful accounts.

-Film Development Costs
-----------------------

3. In our April 30, 2005 financial statements we will refer to SOP 00-02 and SFAS 139 instead of SFAS 53. We have ensured that we follow the most recent accounting pronouncements.

Note 2. Film Development Costs
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4. In each fiscal period the Company's accounting staff speaks with its film development personnel to determine that status of each film project. Each film is evaluated to determine if we intend to continue its development and if it is economically viable. The film development costs are expensed in the period that they are determined to not be recoverable. We follow the provisions of SOP 00-02 and SFAS 139.

Note 6 Commitments and Contingencies, page F-15
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5. The amount of the lawsuit against Messrs. Berresheim, Ottens, the Florida entities, et al is not included as a receivable at April 30, 2004. The receivable has been reserved in full. We will disclose this fact in our April 30, 2005 financial statements.

Note 8 Discontinued Operations
------------------------------

6. The only consideration received in the sale of the Animal Town subsidiary was the assumption of the debts of Animal Town by the buyer. The liabilities of Animal Town exceed its assets by $33,043, at the date of the sale, which is the gain.

7. We are completing our delinquent 10-QSB filings at this time. We are implementing these comments in those filings.

We have distributed these comments to all persons responsible for our filings so that all are aware of them.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Kings Road Entertainment, Inc.

/s/ Geraldine Blecker
Geraldine Blecker
Chief Executive Officer